Filed by The Mead Corporation
                        pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed pursuant to Rule 14a-12 under
                                          the Securities Exchange Act of 1934
                                       Subject Company:  The Mead Corporation
                                                   Commission File No. 1-2267


FOR ADDITIONAL INFORMATION:
AMBER GARWOOD (media)
937/495-3573

MARK POMERLEAU (investors)
937/495-3456

                      MEAD REPORTS FOURTH QUARTER RESULTS


     Fourth Quarter & Full-Year 2001 Overview

   - Mead reported a net loss of $25.9 million or 26 cents per share in the fourth quarter of 2001, compared to net earnings of $16.7 million or 17 cents per share for the same period in 2000.
   - Excluding the impact of special items, fourth quarter 2001 earnings were $1.0 million or 1 cent per share versus $18.7 million or 19 cents per share for the prior year quarter. Fourth quarter 2001 special items included a pretax charge of $41.7 million or 27 cents per share loss due to the previously announced sale of assets and related paper machine shutdown at the Devon Valley mill, the sale of Gilbert Paper and related mill closure, costs associated with the proposed merger with Westvaco Corporation and other charges.
   - Fourth quarter 2001 sales were $0.93 billion compared to $1.04 billion in 2000.
   - For the year, the company reported a net loss of $22.7 million or 23 cents per share versus net earnings of $161.2 million or $1.58 per share for 2000. Excluding the impact of special items, earnings were $16.1 million or 16 cents per share in 2001 compared to $169.7 million or $1.66 per share the previous year.
   - Sales were $4.2 billion in 2001 compared to $4.4 billion for 2000.
   - A favorable effective tax rate had a positive effect on results for the quarter and the full year.

                                      (In millions, except per share amounts)
                                        Quarter Ended         Year Ended
                                      Dec. 31   Dec. 31     Dec. 31   Dec. 31
                                        2001      2000        2001      2000

       Net sales                       $934.9   $1,044.9    $4,176.5  $4,368.1
       Earnings (loss)
         Net earnings (loss)           $(25.9)     $16.7      $(22.7)   $161.2
         Earnings (loss) excluding
           accounting change impact    $(25.9)     $16.7      $(12.3)   $163.6
         Earnings excluding
           special items                 $1.0      $18.7       $16.1    $169.7
       Earnings (loss) per share (diluted)
         Net earnings (loss)            $(.26)      $.17       $(.23)    $1.58
         Earnings (loss) excluding
           accounting change impact     $(.26)      $.17       $(.13)    $1.60
       Earnings excluding
         special items                   $.01       $.19        $.16     $1.66



DAYTON, Ohio. January 18, 2002 -- The Mead Corporation (NYSE: MEA) today announced a net loss of $25.9 million or 26 cents per share in the fourth quarter of 2001, compared to net earnings of $16.7 million or 17 cents per share for the same period in 2000. Excluding the impact of special items, fourth quarter 2001 earnings were $1.0 million or 1 cent per share versus $18.7 million or 19 cents per share for the prior year quarter. Fourth quarter 2001 special items included a pretax charge of $41.7 million or 27 cents per share loss due to the previously announced sale of assets and related paper machine shutdown at the Devon Valley mill, the sale of Gilbert Paper and related mill closure, costs associated with the proposed merger with Westvaco Corporation and other charges. Fourth quarter 2001 sales were $0.93 billion compared to $1.04 billion in 2000.

         For the year, the company reported a net loss of $22.7 million or 23 cents per share versus net earnings of $161.2 million or $1.58 per share for 2000. Excluding the impact of special items, earnings were $16.1 million or 16 cents per share in 2001 compared to $169.7 million or $1.66 per share the previous year. Special items for the year included a $10.4 million after-tax charge for accounting changes related to the initial adoption of Statement of Financial Accounting Standards No. 133, $39.5 million pretax charges associated with sales and shutdowns, and $4.8 million pretax charges for costs related to the proposed merger with Westvaco Corporation. Sales were $4.2 billion in 2001 compared to $4.4 billion for 2000.

         "In 2001, our operating results for the fourth quarter and the full year reflect extremely weak market conditions in coated paper and containerboard," said Jerry Tatar, Mead chairman, president and chief executive officer. "The continued economic slowdown led to lower selling prices and to our decisions to take production downtime. Our coated paperboard system, which includes our international beverage packaging business, performed well in these difficult markets, although results continued to be affected by the negative impact of the strong U.S. dollar. Our consumer and office products business had its best year ever. The business recorded a solid performance for school supplies and time management products and benefited from greater operating efficiencies achieved in its converting and distribution system."

         Tatar added, "As we look toward the future, the proposed merger with Westvaco Corporation brings new opportunities. We are focused on maximizing the potential of both organizations and excited about the new enterprise. Together, this combination makes compelling strategic sense."

         On January 28, 2002, Mead will hold a special meeting of shareholders for the purpose of considering the merger.

Paper

         Paper segment results were a loss of $55.7 million in the fourth quarter of 2001, compared to earnings of $28.9 million in the prior-year quarter. Fourth quarter results included $38.5 million in special items related to the sale or closure of facilities. In the quarter, Mead sold its Gilbert Paper business. The sale and related mill closure resulted in a pretax charge of $24.2 million. Mead also had a pretax charge of $14.3 million for actions taken at the company's European specialty paper mill.

         Fourth quarter sales were $399.2 million in 2001, down from $493.6 million in 2000. Sales and earnings results were lower than the fourth quarter a year ago due to a decline in coated paper prices and costs associated with market-related downtime. During the quarter, Mead took approximately 56,000 tons of coated paper out of production. As a result of the market-related downtime, coated paper inventories were lower at year-end 2001 compared to year-end 2000.

         For the full year, the Paper segment had a loss of $76.5 million compared to earnings of $181.9 million in 2000. Excluding pretax charges related to special items of $38.5 million, the Paper segment's loss was $38.0 million for the year. Sales were $1.78 billion in 2001, down from $1.93 billion in 2000. Prices for coated paper declined 7% in 2001 from the prior year. Lower average coated paper prices, costs associated with market downtime and higher operating costs led to the full-year segment loss.

Packaging and Paperboard

         The Packaging and Paperboard segment's fourth quarter 2001 earnings were $25.1 million compared to $25.6 million in the same period in 2000. Fourth quarter 2000 earnings included the impact of a $2.3 million special item related to the closure of a container plant. Sales were $352.8 million in the fourth quarter of 2001, compared to $373.9 million for the prior year quarter.

         In the quarter, the segment's earnings were affected by poor market conditions for the Containerboard business, with weaker demand for corrugating medium leading to lower selling prices. In line with these market conditions, the Stevenson, Alabama, corrugating medium mill took 18,000 tons of downtime. In Mead's coated board system, sales of beverage packaging were consistent with the levels of the fourth quarter of the prior year.

         For the full year, earnings were $119.7 million in 2001, down from $174.0 million in 2000. Sales for the segment were $1.52 billion in 2001 versus $1.61 billion in 2000. Sales and earnings were lower versus the prior year due to a 13% decline in selling prices for corrugating medium and the impact of the strong U.S. dollar on the international packaging business. Lower demand and prices for the solid wood products business also affected the segment's earnings.

Consumer and Office Products

         The Consumer and Office Products segment sales in the fourth quarter were $182.9 million compared to $177.4 million in 2000. Earnings in the fourth quarter of 2001 were $9.7 million compared to $11.8 million in the same period in 2000. Earnings in both quarters included the impact of costs of approximately $1 million related to the shutdown of facilities.

         For the full year, sales increased to $875.7 million from $829.4 million in 2000. The segment's full year earnings improved to $85.8 million from $61.7 million in 2000. Earnings include special items in both years related to the sale or closing of facilities, amounting to charges of $1 million in 2001 and $6.1 million in 2000. The increase in earnings was a result of higher operating efficiencies achieved through consolidating facilities, realignment of the organization, divestiture of under-performing assets and growth in international business in Canada and Mexico.

Investees

         Mead's share of investees' earnings was $0.9 million in the fourth quarter of 2001 compared to $1.3 million for the same period in 2000. For the full year, Mead's share of earnings was $6.0 million in 2001 and $10.8 million in 2000. The declines for the quarter and year resulted from lower prices for oriented strand board.

Other

         Capital expenditures totaled $202 million during 2001, representing approximately 72% of annual depreciation and depletion for year-end 2001. Mead repurchased 256,200 common shares during 2001. At year-end 2001, Mead had 99.1 million common shares outstanding versus 98.9 million at the close of 2000.

         Mead's income tax rates for the fourth quarter and full year were favorable to the statutory tax rate which led to a larger than normal tax benefit. The benefit of approximately $11 million was primarily a result of a one-time tax savings for 2001 on certain international sales.

Mead Profile

         The Mead Corporation, a forest products company with $4.2 billion in annual sales, is one of the leading North American producers of coated paper, coated paperboard and consumer and office products, a world leader in multiple packaging and specialty paper, and a producer of high-quality corrugating medium. In management of the company's more than two million acres of forests, Mead is committed to practicing principled forest stewardship and using resources in a responsible and sustainable manner. For additional information about Mead, visit the company's web site at www.mead.com.


                            Additional Information

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC and mailed to investors a definitive joint proxy statement/prospectus concerning the proposed merger of Mead and Westvaco. Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC in connection with the proposed merger, as well as any amendments and supplements to those documents before making any voting or investment decision, because they contain important information on the proposed merger. Investors can obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463,
Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500).

Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead's and Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each company's reports filed with the SEC.


                                   - more -



Mead Reports Fourth Quarter & Full-Year 2001 Results (page 6)


                                                       STATEMENTS OF OPERATIONS

                                      (All dollar amounts in millions, except per share amounts)
                                                              (Unaudited)

                                                           Fourth Qtr Ended            Full Year Ended
                                                           ----------------            ---------------
                                                          Dec. 31,     Dec. 31,      Dec. 31,     Dec. 31,
                                                            2001         2000          2001         2000
                                                            ----         ----          ----         ----

Net sales                                               $    934.9    $ 1,044.9      $ 4,176.5    $ 4,368.1
Costs and expenses:
   Cost of sales                                             854.0        870.9        3,642.3      3,529.6
   Selling and administrative expenses                       117.8        126.7          486.0        493.1
                                                        ----------     --------     ----------   ----------
                                                             971.8        997.6        4,128.3      4,022.7
                                                        ----------     --------     ----------   ----------

   Earnings (loss) from operations                           (36.9)        47.3           48.2        345.4
Other revenues - net                                           1.4          4.4           13.4         10.9
Interest and debt expense                                    (24.3)       (28.0)        (110.6)      (121.0)
                                                        ----------     --------     ----------   ----------
   Earnings (loss) before income taxes                       (59.8)        23.7          (49.0)       235.3
Income taxes                                                 (33.0)         8.3          (30.7)        82.5
                                                        ----------     --------     ----------   ----------
   Earnings (loss) before equity in net
     earnings of investees                                   (26.8)        15.4          (18.3)       152.8
Equity in net earnings of investees                             .9          1.3            6.0         10.8
                                                        ----------     --------     ----------   ----------
   Earnings (loss) before cumulative effect
     of change in accounting principle                       (25.9)        16.7          (12.3)       163.6
Cumulative effect of change in
   accounting principle                                                                  (10.4)        (2.4)
                                                        ----------     ---------    -----------  -----------
   Net earnings (loss)                                  $    (25.9)    $   16.7     $    (22.7)   $   161.2
                                                        ==========     ========     ===========  ===========


Earnings (loss) per common share - basic:
Earnings (loss) before cumulative effect
   of change in accounting principle                    $     (.26)    $    .17     $     (.13)   $    1.61
Cumulative effect of change in
   accounting principle                                                                   (.10)        (.02)
                                                        ----------     ---------    ----------    ---------
   Net earnings (loss)                                  $     (.26)    $    .17     $     (.23)   $    1.59
                                                        ==========     ========     ==========    =========

Earnings (loss) per common share - diluted:
Earnings (loss) before cumulative effect
   of change in accounting principle                    $     (.26)    $    .17     $    (.13)   $     1.60
Cumulative effect of change in
   accounting principle                                                                  (.10)         (.02)
                                                        ----------     ---------    ---------    ----------
   Net earnings (loss)                                  $     (.26)    $    .17     $    (.23)   $     1.58
                                                        ==========     =========     =========    ==========

Cash dividends per common share                         $      .17     $    .17     $     .68    $      .68
                                                        ==========     =========     =========    ==========

Average common shares outstanding
   (millions) - basic                                         99.1         99.4           99.1        101.5
                                                        ==========     =========     ==========   ==========

Average common shares outstanding
   (millions) - diluted                                       99.1         99.8           99.1        102.3
                                                        ==========     =========     ==========   ==========




Mead Reports Fourth Quarter & Full-Year 2001 Results (page 7)



                                                            BALANCE SHEETS
                                                   (All dollar amounts in millions)
                                                              (Unaudited)
                                                               Dec. 31,      Dec. 31,
                                                                 2001          2000
                                                                 ----          ----

CURRENT ASSETS:
Cash and cash equivalents                                     $    51.3     $     29.4
Accounts receivable                                               479.3          557.3
Inventories                                                       539.9          561.5
Other current assets                                              106.4          133.1
                                                               --------      ---------
   Total current assets                                         1,176.9        1,281.3

INVESTMENTS AND OTHER ASSETS:
Investees                                                          67.9           31.0
Other assets                                                    1,093.3        1,097.8
                                                               --------      ---------
                                                                1,161.2        1,128.8

Property, plant and equipment - net                             3,128.9        3,269.9
                                                               --------     ----------

   Total assets                                                $5,467.0       $5,680.0
                                                               ========       ========

CURRENT LIABILITIES:
Notes payable                                                 $    91.1     $    200.3
Accounts payable                                                  188.4          255.6
Accrued liabilities                                               509.9          543.8
Current maturities of long-term debt                              135.7           12.6
                                                              ---------     ----------
  Total current liabilities                                       925.1        1,012.3

Long-term debt                                                  1,314.5        1,322.8

Deferred items                                                    905.1          947.1

SHAREOWNERS' EQUITY:
Common shares                                                     147.8          147.4
Additional paid-in capital                                        135.5          125.2
Retained earnings                                               2,076.9        2,172.9
Other comprehensive loss                                          (37.9)         (47.7)
                                                              ---------     ----------
                                                                2,322.3        2,397.8

   Total liabilities and shareowners' equity                   $5,467.0       $5,680.0
                                                               ========       ========



                                   - more -



Mead Reports Fourth Quarter & Full-Year 2001 Results (page 8)




                                               SALES AND OPERATIONS SEGMENT INFORMATION
                                                   (All dollar amounts in millions)
                                                              (Unaudited)

                                                        Fourth Quarter Ended             Full Year Ended
                                                        --------------------             -------------------
                                                          Dec. 31,      Dec. 31,      Dec. 31,      Dec. 31,
                                                            2001          2000          2001           2000
                                                            ----          ----          ----           ----

Industry Segment Sales to Unaffiliated
   Customers:
Paper                                                  $    399.2     $   493.6       $ 1,784.3    $  1,926.5
Packaging and Paperboard                                    352.8         373.9         1,516.5       1,612.2
Consumer and Office Products                                182.9         177.4           875.7         829.4
                                                       ----------     ---------       ----------    ----------
TOTAL NET SALES                                        $    934.9     $ 1,044.9       $ 4,176.5    $  4,368.1
                                                       ==========     =========        =========   ==========


Industry Segment Earnings (Loss) from
   Operations before Income Taxes:
Paper                                                  $    (55.7)    $    28.9       $   (76.5)   $    181.9
Packaging and Paperboard                                     25.1          25.6           119.7         174.0
Consumer and Office Products                                  9.7          11.8            85.8          61.7
                                                       ----------      --------       ----------    ----------
                                                            (20.9)         66.3           129.0         417.6

Other revenues (expenses)                                     (.4)          4.5             (.5)          9.9
Interest and debt expense                                   (24.3)        (28.0)         (110.6)       (121.0)
General corporate expenses                                  (14.2)        (19.1)          (66.9)        (71.2)
                                                       ----------     ---------       ----------    ----------

Total corporate and other                                   (38.9)        (42.6)         (178.0)       (182.3)
                                                       ----------     ---------       ----------    ----------

EARNINGS (LOSS) BEFORE
   INCOME TAXES                                        $    (59.8)    $    23.7       $   (49.0)   $    235.3
                                                       ==========     =========       ==========    ==========


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